Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES BY THE MANAGEMENT SHARE INCENTIVE SCHEME In compliance with paragraphs 3.63 to 3.74 and 3.96 of the Listings Requirements of JSE Limited (the “Listings Requirements”) and per the provisions of the Gold Fields 2012 Share Plan (“Scheme”) the Company hereby advises the following dealings by the Share Incentive Scheme: Name of Scheme: Gold Fields Share Plan 2012 Nature of Transaction: On-market purchase of ordinary shares in Gold Fields for allocation to nominated participants on 25 February 2026 in terms of the Scheme Date of Transaction: 17 December 2025 Class of Securities: Gold Fields Ordinary Shares Number of Securities: 600,000 Market Price per share: R741.1437 Value of Transaction: R444,686,220.00 Nature of Interest: Direct Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 17 December 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd